UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 Or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 29, 2005

MCI, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE

(State or Other Jurisdiction of Incorporation)

001-10415	20-0533283

(Commission File Number)	(IRS Employer Identification No.)

22001 Loudoun County Parkway, Ashburn, Virginia	20147

(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 886-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

     On March 29, 2005, Verizon Communications Inc., a Delaware corporation (“Verizon”), MCI, Inc., a Delaware corporation (“MCI”) and Eli Acquisition, LLC, a wholly owned subsidiary of Verizon and a Delaware limited liability company (“Merger Sub”) entered into an amendment (the “Amendment”) to the Agreement and Plan of Merger dated as of February 14, 2005, among Verizon, MCI and Merger Sub, as previously amended by the letter agreement dated as of March 4, 2005 (as so amended, the “Merger Agreement”). Capitalized terms used but not defined herein shall have the respective meanings specified in the Merger Agreement.

     The Amendment amends the terms of the Merger Agreement to, among other things, (i) increase the per share amount of the special cash dividend expected to be declared by MCI as soon as practicable following approval of the Merger Agreement by stockholders of MCI from $4.10 to up to $5.60 (less the amount of any dividends declared by MCI during the period from February 14, 2005 to the consummation of the Merger), (ii) increase the per share amount of cash consideration to be paid by Verizon to the stockholders of MCI at the effective time from $1.50 to $2.75 (plus, if the special cash dividend is less than $5.60, an amount equal to such difference), and (iii) provide that, in lieu of receiving a fixed exchange ratio of 0.4062 Verizon shares, MCI stockholders will receive the greater of 0.4062 Verizon shares or such number of Verizon shares that has a value of $14.75 at the effective time, based on the volume weighted average of the closing prices of Verizon shares, as such prices are reported on the NYSE Composite Transactions Tape, for each of the 20 trading days ending on the third trading day immediately preceding the effective time; provided that, Verizon may, at its option, elect to pay additional cash instead of issuing additional shares over the 0.4062 exchange ratio. The purchase price adjustment mechanism from the Merger Agreement based on MCI bankruptcy claims and certain tax liabilities has been retained, but the threshold at which the adjustment is triggered has been increased from $1.725 billion to $1.775 billion.

     In addition, pursuant to the terms of the Amendment, the termination fee that MCI may be required to pay to Verizon upon termination of the Merger Agreement under specified circumstances has been increased from $200 to $240 million, and MCI has also agreed to reimburse Verizon for up to $10 million of its expenses upon termination of the Merger Agreement under specified circumstances. In addition, under the Amendment, in the event that the MCI board of directors makes a change in its recommendation of the Merger to MCI stockholders, Verizon has the option to request MCI to cause a stockholder meeting to be held to consider approval of the Merger and the other transactions contemplated by the Merger Agreement, notwithstanding the MCI board’s change in recommendation.

     The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 hereto, and the Merger Agreement, which was filed as Exhibit 2.1 to Form 8-K on February 17, 2005, both of which are incorporated herein by reference.

Item 8.01. Other Events.

     On March 29, 2005, MCI issued a press release announcing the execution of the Amendment. The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the previously announced proposed transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the previously announced proposed transaction. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of stockholders, dated March 21, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

Exhibit No.	Description

2.1	Amendment, dated as of March 29, 2005, to the Agreement and Plan of Merger dated as of February 14, 2005 among Verizon Communications Inc., Eli Acquisition, LLC, and MCI, Inc., as previously amended by letter agreement dated as of March 4, 2005, among the parties to the Merger Agreement.

99.1	Press Release issued by MCI, dated March 29, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MCI, INC.

Date:	March 29, 2005	By:	/s/ Robert T. Blakely

			Name:	Robert T. Blakely
			Title:	Executive Vice President and Chief Financial Officer